STOLT-NIELSEN S.A.                                             [GRAPHIC OMITTED]

c/o Stolt-Nielsen Ltd.       Tel: +44 207 611 8960
Aldwych House                Fax: +44 207 611 8965
71-91 Aldwych                www.stolt-nielsen.com
London WC2B 4HN
United Kingdom

             STOLT-NIELSEN ANNOUNCES VOLUNTARY DELISTING FROM NASDAQ
                       AND TERMINATION OF ITS ADR PROGRAM

London, England - April 19, 2007 - Stolt-Nielsen S.A. (Nasdaq: SNSA; Oslo Stock
Exchange: SNI) (the "Company") announced its intention to voluntarily delist its American Depositary Shares (ADSs) from the Nasdaq Global Select Market and terminate its American Depositary Receipt program. The Company will file Form 25 with the Securities and Exchange Commission ("SEC") on or about May 11, 2007, with the delisting becoming effective 10 days after such filing. Accordingly, the Company anticipates that the last day of trading of ADSs on the Nasdaq Global Select Market will be on or about May 21, 2007.

Concurrently, the Company has notified Citibank, N.A., as Depositary for the ADR program, of its intention to terminate the program. The ADR program will terminate 30 days after the Depositary delivers formal notice of the termination to ADR holders. ADR holders will have six months from the termination of the program to decide whether to retain their interest in the Company's shares. If after six months they do not surrender their ADRs and request delivery of the underlying Company shares, they will lose the right to receive those shares and, instead, will be entitled, upon subsequent surrender of their ADRs, to receive the net cash proceeds received by the Depositary for the sale of those shares. If ADR holders request delivery of the underlying Company shares, they must have or open a security account with the Norwegian Registry of Securities (VPS), where the underlying Company shares are registered. ADR holders can contact Citibank, N.A. at 1-877-248-4237 for further information.

Current trading on Nasdaq accounts for less than 10% of the worldwide trading volume of the Company's common shares. Considering the relatively limited trading volume on Nasdaq, the Company believes that the costs and expenses associated with maintaining a dual listing, including SEC reporting obligations, outweigh the benefits of continuing such listing and registration.

The Company intends to file a Form 15F with the SEC to terminate its registration and reporting obligations under the Securities Exchange Act as soon as it becomes eligible to do so.

The Company will maintain its listing on the OSE stock market and will continue to provide investors with OSE filings and other timely information on the Company's website at http://www.stolt-nielsen.com.

CONTACT:

Jan Chr. Engelhardtsen
UK 44 20 7611 8972
jengelhardtsen@stolt.com
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ABOUT STOLT-NIELSEN S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot, sturgeon, and caviar.

FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which the Company operates; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that we transport; prevailing market rates for the transportation services that the Company offers and the fish products that the Company sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing the Company's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; the Company's relationship with significant customers; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing the Company's aquaculture business; the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.